Mail Stop 3561

February 5, 2009

Lee Miller
Chairman and Chief Executive Officer
Feel Golf Co., Inc.
1354-T Dayton Street
Salinas, CA 93901

Re: Feel Golf Co., Inc.
       Registration Statement on Form S-1/A
       Filed January 29, 2009
       File No. 333-153699

Dear Mr. Miller:

       We have reviewed your response to our letter dated January 28, 2009 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

Prospectus Cover Page

1. We note your response to our prior comment 1; however, we reissue the comment. Please revise to move the prospectus subject to completion language to the prospectus cover page. The language is currently on the registration statement cover page under the fee table. The language that should be moved to the front cover page of the prospectus reads: "The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted." Refer to Item 501(b)(10) of Regulation S-K.

Item 11. Information about the Registrant, page 10

Market for Common Equity and Related Stockholder Matters, page 13

2. We note your response to our prior comment 2; however, we reissue the comment. Please revise to include a table to disclose the number of shares authorized but not yet issued pursuant to your 2003-2004 stock options plan or advise. We note your disclosure that "3,000,000 shares have been authorized

pursuant to the Plan but to date none have been issued." Refer to Item 201(d) of Regulation S-K.

Financial Statements for the fiscal year ended December 31, 2007

Footnotes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Advertising Costs, page F-9

3. We have reviewed your response to our prior comment 5. However, we do not believe that you have adequately explained why it is appropriate to recognize i) prepaid media advertising costs over the period that you expect your company to receive future revenue attributed to the advertising and ii) recognize prepaid trade show expense over a three-month period beginning the month following the respective trade show. In this regard, we believe that prepaid media advertising costs should be expensed the first time the advertising takes place. Refer to paragraph 26 of SOP 93-7. Furthermore, it is not clear to us why prepaid trade show costs would not be recognized upon conclusion of the respective trade show. Please revise your accounting policy regarding advertising costs, or tell us why you believe that your accounting policy is appropriate.

Note 7 – Notes Payable, page F-13

4. We have reviewed the revisions made to your registration statement in response to our prior comment number 7. However, we are unclear why the your reported borrowings from the Miller Family Trust at December 31, 2007 are less than the amount of the promissory note entered into with Miller Family Trust on that date (i.e., $1,661,419 per your footnote and page 24 of your filing). Please reconcile between your reported borrowings and the amount of the promissory note, or advise.

5. Per your response to our prior comment number 7, your company's borrowings from a trust controlled by a major shareholder became callable upon missing several payments against the loan. However, these borrowings have not been reported in the "current liabilities" section of your December 31, 2007 or September 30, 2008 balance sheets, as indicated in your response. Please reclassify all debt that was callable as of the dates of your balance sheets, accordingly. In addition, please condense the presentation of long-term debt on your fiscal year 2007 balance sheet, such that it only discloses total long-term debt from related parties and long-term debt from non-related parties.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15

6. We have reviewed the revisions made to your registration statement in response to our prior comment number 14. However, we note that the computation of your company's aggregate absolute gross profit based upon the gross profit margins disclosed for golf clubs and golf grips for fiscal year 2007 would result in an amount that significantly exceeds the aggregate gross profit reported in your statement of operations for the period ended December 31, 2007. Please revise your disclosure of the fiscal year 2007 gross margins realized on your golf clubs and/or golf grips or advise.

7. We note your response to our prior comment 15; however, we are unable to locate the added risk factor in the risk factor section. Please advise.

Exhibit 23.1

8. We note that the updated consent provided by your independent accountant does not reference the appropriate audit report date. Please provide a currently dated consent from the independent accountant, which references the appropriate audit report.

Other

9. Please consider the financial statement update requirements of Rule 3-12 of Regulation S-X prior to filing the next amendment to your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Lee Miller
Feel Golf Co., Inc.
February 5, 2009
Page 4

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

Lee Miller
Feel Golf Co., Inc.
February 5, 2009
Page 5

cc: Via Facsimile (732) 577-1188
   Gregg E. Jaclin, Esq.
   Anslow & Jaclin, LLP